UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Person Filing Statement)

American Depositary Shares, Each Representing Five Common Shares,

Par Value NTD10 Per Common Share

(Title of Class of Securities)

827084864

(American Depositary Shares)

(CUSIP Number of Class of Securities)

Eva Chen, Chief Financial Officer

Telephone: +886 (4) 2534-1525; Fax: +886 (4) 2534-6278

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chris K.H. Lin

Kathryn King Sudol

Simpson Thacher & Bartlett LLP

35/F ICBC Tower

3 Garden Road Central

Hong Kong S.A.R.

Telephone: +852 2514-7600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Siliconware Precision Industries Co., Ltd. (the “Company”), with the Securities and Exchange Commission (the “Commission”) on August 28, 2015, relating to the unsolicited offer (the “Offer”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (the “Bidder” or “ASE”), to purchase up to 779,000,000 Common Shares of the Company, par value 10 New Taiwan dollars (“NTD”) per share (each a “Common Share”), including those Common Shares represented by American Depositary Shares (“ADSs”), each representing five Common Shares, which represents approximately 24.99% of the issued and outstanding share capital of the Company. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the disclosure set forth below as the last paragraph under the heading “SPIL’s Earnings per Common Share, Book Value per Common Share and Distributed Earnings per Common Share”.

As of or for the year ended December 31,	2012	2013	2014
Earnings per Common Share (in NTD)
Basic	1.81	1.89	3.60
Diluted	1.80	1.87	3.57
Book Value per Common Share (in NTD)	18.91	19.85	22.71
Distributed Earnings per Common Share (in NTD)	1.42	1.80	3.00

Source: Audited consolidated financial statements included with SPIL’s annual report on Form 20-F for the year ended December 31, 2014

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited dated August 27, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2015	SILICONWARE PRECISION INDUSTRIES CO., LTD.

	By:	/s/ Eva Chen
	Name:	Eva Chen
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited dated August 27, 2015